COLUMBIA PIPELINE PARTNERS LP

5151 San Felipe St., Suite 2500

Houston, Texas 77056

Via EDGAR

February 3, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP
Registration Statement on Form S-1 (as amended)
File No. 333-198990

Ladies and Gentlemen:

On behalf of Columbia Pipeline Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m. Eastern time on February 5, 2015, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 386-3701 or Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 with any questions regarding this matter.

[Signature page follows]

Very truly yours,

Columbia Pipeline Partners LP

By:	CPP GP LLC, its general partner

By:	/s/ Robert C. Skaggs, Jr.
Robert C. Skaggs, Jr.
Chief Executive Officer

cc:	Robert E. Smith, CPP GP LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.

February 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mara L. Ransom
Division of Corporate Finance

Re:	Columbia Pipeline Partners LP

Registration Statement on Form S-1 (File No. 333-198990)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Columbia Pipeline Partners LP (the “Partnership”) proposed public offering of up to 46,000,000 common units of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Eastern time, on February 5, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated January 26, 2015, through the date hereof:

Preliminary Prospectus dated January 26, 2015:

Approximately 5,192 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Barclays Capital Inc.

Citigroup Global Markets Inc.

As Representatives of the several Underwriters

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	Citigroup Global Markets Inc.

By:	/s/ Javier Artola
	Name:	Javier Artola
	Title:	Vice President